UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For May 3, 2023

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Translation of Registrant’s name into English)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 3, 2023, JE Cleantech Holdings Limited (the “Company”) received a notice from the Listing Qualification Department of the Nasdaq Stock Market (the “Extension Notice”) that the Company had not regained compliance with the minimum $1.00 bid price per share under Nasdaq Listing Rule 5550(a)(2) (the “Rule”) but that the Staff had determined that the Company was eligible for an additional 180 calendar day period, or until October 28, 2023, to regain compliance. The Extension Notice has no immediate effect on the listing of the Company’s ordinary shares.

The Extension Notice further stated that if at any time during this additional time period, the closing bid price of the Company’s ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed. If the Company does not regain compliance within the additional compliance period, Nasdaq will provide notice that the Company’s ordinary shares will be delisted. At that time, the Company may appeal Nasdaq’s delisting determination to a Nasdaq Hearings Panel.

The Company intends to continue actively monitoring the bid price for its ordinary shares between now and October 28, 2023, and will consider available options to resolve the deficiency and regain compliance with the Rule. These options include, but are not limited to, effecting a reverse stock split, if necessary, to attempt to regain compliance. There is no assurance, however, that the Company will regain compliance with the Rule or that the Company’s ordinary shares will not be delisted from Nasdaq.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2023	JE CLEANTECH HOLDINGS LIMITED

	By:	/s/ LONG Jia Kwang
LONG Jia Kwang
Chief Financial Officer and Director